Exhibit 99.1

CL Workshop Group Limited

Announces Unaudited Interim Results for the Six Months Ended June 30, 2025

MACAU, December 29, 2025 — CL Workshop Group Limited (the “Company”) (Nasdaq: NWGL), a global leading vertically-integrated forestry company headquartered in Macau that focuses on forest management, and manufacturing and trading of wood products and is developing carbon sink business, today announced its unaudited financial results for the six months ended June 30, 2025.

The following discussion and analysis of the financial conditions and results of operations should be read in conjunction with our condensed consolidated financial statements in this filing.

Overview:

●	Revenue was approximately $8.9 million for the six months ended June 30, 2025, of which 0.8 million was derived from discontinued operation, representing a decrease of approximately 24.8% from the same period in 2024.

●	Profit for the period was approximately $0.1 million for the six months ended June 30, 2025 while the loss for the period ended June 30, 2024 was approximately $0.2 million.

Six Months Financial Results Ended June 30, 2025

Apart from the pressure of global economic downturn following the COVID-19 pandemic, the unfavorable conditions including the Russia-Ukraine war, the Israel-Palestine conflict and the downturn in property market in China continue to affect the home building and home renovation products market in Europe and China.

While the ongoing geopolitical tensions and market challenges continue to impact our business, the Company has been actively implementing cost optimization strategies and exploring new revenue streams, such as carbon credit income and decorative plywood, to navigate through these turbulent times and position ourselves for future growth.

Revenue. Revenue decreased by approximately 24.8% to approximately $8.9 million for the six months ended June 30, 2025 from $11.9 million for the six months ended June 30, 2024 while the revenue net of discontinued operation was $8.1 million, representing a decrease of 9.9%. The decrease in revenue was mainly due to the drop of both market demand and market prices of our products following the global economic downturn that has continuously impacted the home building and home renovation sectors. The outbreak of Chinese property sector crisis and US-China tariffs have further worsened the revenue in China.

Selling and distribution expenses. Selling and distribution expenses (excluded discontinued operation portion) decreased by approximately 26.2% from approximately $1.4 million for the six months ended June 30, 2024 to approximately $1 million for the six months ended June 30, 2025, which was primarily due to decrease in shipping costs, which aligned with the drop in revenue.

Administrative expenses. Administrative expenses (excluded discontinued operation portion) increased by approximately 53.8% from approximately $1 million for the six months ended June 30, 2024 to approximately $1.5 million for the six months ended June 30, 2025, which was primarily due to the increase in expense for the expansion of the product mix.

Income tax expenses / (credits). Income tax expense mainly due to tax provision or paid amount while credits were mainly due to over-provision in respect of prior years.

Profit for the period. Profit for the period was approximately $0.1 million for the six months ended June 30, 2025 while a loss incurred approximately $0.6 million for the six months ended June 30, 2024. The profit for the period was mainly due to the gain on disposal of discontinued operation.

Basic and diluted profit per share (“EPS”). Basic and diluted EPS were less than $0.01 per share and $0.01per share respectively for the six months ended June 30, 2025.

Subsequent events

The board of directors of the Company was notified that Mr. SE Hok Pan, Easy Bliss Limited, Linking Stars Limited, More Choice Global Limited, Mr. CHAN Wing Luk and Mr. HUANG Qing Cai (collectively, the “Sellers”) completed the transfer of an aggregate of 114,974,179 ordinary shares, representing approximately 86.82% of the Company’s issued and outstanding ordinary shares, to TUTU Business Services Limited, Ms. LIANG Yanxia, Mr. LI Xianfeng, Ms. MIAO Huiping, Mr. WANG Lei and Mr. WANG Gang (collectively, the “Purchasers”), pursuant to a share purchase agreement dated October 22, 2025. The closing occurred immediately upon execution of the Share Purchase Agreement.

On November 3, 2025, Mr. Hok Pan SE has resigned as Director and Chairman of the Board; Mr. Zhihua LIANG has resigned as Director and Senior Consultant; Mr. Kam Pang CHIM has resigned as Chief Financial Officer; and Mr. Hubei SONG has resigned as Chief Executive Officer.

On November 3, 2025,Ms. Liying WANG, has been appointed as Director and Chief Executive Officer; Ms. Hong WANG, has been appointed as Director and Chief Financial Officer; and Mr. Zhilin CAI, has been appointed as Chief Strategy Officer

The Company’s name is to be changed from “Nature Wood Group Limited” to “CL Workshop Group Limited” and the Company’s foreign name is to be changed from “大自然林業集團有限公司” to “刺梨工坊公司” . The Change has become effective on December 29, 2025.

The maximum number of shares the Company is authorized to issue be changed to 8,000,000,000 ordinary shares each with a par value ofUS$0.001 divided into 7,520,000,000 Class A Ordinary Shares each with apar value US$0.001 and 480,000,000 Class B Ordinary Shares each with a par value of US$0.001. The Change has become effective on December 29, 2025.

The currently issued 132,425,321 Ordinary Shares be and are re-designated and re-classified into (i) 92,932,850 Class B Ordinary Shares with 50 votes per share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached and (ii) 39,492,471 Class A Ordinary Shares with 1 vote per share at a general meeting of the Company or on any shareholders’ resolutions and the other rights attached to it; the remaining authorized but unissued 7,867,574,679 Ordinary Shares be and are re-designated and re-classified into (i) 7,480,507,529 Class A Ordinary Shares on a one for one basis and (ii) 387,067,150 Class B Ordinary Shares on a one for one basis.

The Share Reorganization has become effective on December 29, 2025.

About CL Workshop Group Limited

We are a global leading vertically-integrated forestry company headquartered in Macau that focuses on FSC business operations. Our operations cover both up-stream forest management and harvesting, and down-stream wood-processing and distribution. We offer a broad line of products, including logs, decking, flooring, sawn timber, primarily through our worldwide network. In addition, we intend to capture the significant growth in the carbon market through carbon asset development, carbon trading and other related business by taking the advantage of our own concession rights reserves and professional FSC forest management team.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries, please contact:

Name: Wang Hong

Title:CFO

Email: nwglwh@163.com

CL WORKSHOP GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF JUNE 30, 2025 AND DECEMBER 31, 2024

	As of June 30, 2025	As of December 31, 2024
	(unaudited)	(audited)
	USD	USD
ASSETS

Non-current assets
Property, plant and equipment, net	1,805,267	3,404,826
Right-of-use assets, net	104,375	549,688
Intangible assets, net		15,918,759
Total non-current assets	1,909,642	19,873,273

Current assets
Inventories	3,989,318	6,427,227
Prepayments	8,028,655	6,292,489
Trade and other receivables, net	8,024,397	4,166,506
Prepaid income tax	92,362	492,623
Restricted bank deposits	488,385	592,652
Cash and bank balances	337,469	2,963,301
Total current assets	20,960,586	20,934,798

Total assets	22,870,228	40,808,071

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	(2,102,418)	(3,416,269)
Contract liabilities	(209,540)	(2,774,460)
Amounts due to related companies	(1,665,926)	-
Bank borrowings	(7,052,400)	(10,313,887)
Other borrowings	(1,229,382)	(1,130,141)
Amounts due to an ultimate beneficial shareholder	(845,618)	(1,142,024)
Lease liabilities	(43,652)	(121,335)
Income tax payable	(390)	-
Total current liabilities	(13,149,326)	(18,898,116)

Net current assets	7,811,260	2,036,682

Non-current liabilities
Bank borrowings	-	(39,103)
Amounts due to an ultimate beneficial shareholder		(12,300,650)
Lease liabilities	(69,907)	(462,110)

Total non-current liabilities	(69,907)	(12,801,863)

Total liabilities	(13,219,233)	(31,699,979)

Capital and reserves
Share capital	(132,425)	(132,425)
Capital reserves	(30,052,790)	(30,052,790)
Accumulated comprehensive losses	20,534,220	21,077,123
Total equity	(9,650,995)	(9,108,092)

Total liabilities and equity	(22,870,228)	(40,808,071)

CL WORKSHOP GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	six months ended June 30
	2025	2024
	(unaudited)	(unaudited)
	USD	USD
Revenue	8,148,128	9,038,544
Cost of revenue	(5,826,922)	(6,332,497)
Gross profit	2,321,206	2,706,047
Net foreign exchange (losses)/gain	(50,302)	64,680
Other (losses)/income, net	19,777	13,708
Selling and distribution expenses	(1,040,041)	(1,408,872)
Administrative expenses	(1,477,315)	(960,634)
Finance income	2,822	8,113
Finance costs	(276,393)	(349,704)
(Loss)/ profit before income tax	(500,246)	73,338
Income tax (expense)/ credits	(3,135)	67,543
Net profit (loss)from continued operations	(503,381)	140,881

Discontinued operations:
Net profit (loss)from discontinued operations	(5,872,785)	(375,578)
Net gain on sale of discontinued operations, net of applicable income tax	6,433,304	-
Net profit (loss) from discontinued operations	560,519	(375,578)

Net profit (loss)	57,138	(234,697)

Other comprehensive income:
Exchange difference arising from translation of foreign operations	536,279	(271,515)
Release of exchange reserve upon disposal of a subsidiary group	(50,514)	(21,592)
Other comprehensive income/(loss)	485,765	(293,107)
Total comprehensive income/(loss) for the period	542,903	(527,804)
EARNINGS (LOSS) PER SHARE – BASIC AND DILUTED (1)	-	-

EARNINGS (LOSS) PER ADS – BASIC AND DILUTED (1)	0.00	(0.01)

Weighted average number of ordinary shares used in computing basic and diluted loss per share/ADS (1) (2)	132,425,321	132,425,321

Notes:

(1)	Each ADS represents eight ordinary shares.

(2)	Since there is antidilutive effect on dilutive loss per share, basic and dilutive loss per share should remain the same.